UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

HWH International Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

44852G101

(CUSIP Number)

Heng Fai Ambrose Chan

Chairman

HWH International Inc.

4800 Montgomery Lane, Suite 210

Bethesda, MD 20814

Telephone: 301-971-3955

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 20, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44852G101

1	Names of Reporting Person. Heng Fai Ambrose Chan
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,000 (1)
	8	Shared Voting Power (see Item 5 below) 19,514,567 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 19,514,567 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,514,567 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 86.8% (2)
14	Type of Reporting Person IN

(1)	Includes (i) 2,330,155 shares and warrants convertible into 236,875 shares of the Issuer’s common stock, $0.0001 par value held by Alset Acquisition Sponsor, LLC; (ii) 13,000 shares of common stock owned directly by Mr. Chan; (iii) 9,958,347 shares of common stock held by Alset International Limited; and (iv) 6,976,190 shares of common stock held by Alset Inc., over which Mr. Chan may be deemed to possess indirect beneficial ownership as the Chief Executive Officer and Chairman of Alset Inc. and Alset International Limited.
(2)	Based on 22,257,838 shares of the Issuer’s common stock outstanding as of November 20, 2024.

CUSIP No. 44852G101

1	Names of Reporting Person. Alset Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 19,501,567 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 19,501,567 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,501,567 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 86.7% (1)(2)
14	Type of Reporting Person CO

(1)	Includes (i) 2,330,155 shares and warrants convertible into 236,875 shares of the Issuer’s common stock, $0.0001 par value held by Alset Acquisition Sponsor, LLC, a majority owned subsidiary of Alset Inc.; (ii) 9,958,347 shares held by Alset International Limited, a majority owned subsidiary of Alset Inc; and (iii) 6,976,190 shares held by Alset Inc. directly.
(2)	Based on 22,257,838 shares of the Issuer’s common stock outstanding as of November 20, 2024.

CUSIP No. 44852G101

1	Names of Reporting Person. Alset International Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,958,347
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 9,958,347
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,958,347
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.7% (1)
14	Type of Reporting Person CO

(1)	Based on 22,257,838 shares of the Issuer’s common stock outstanding as of November 20, 2024.

CUSIP No. 44852G101

1	Names of Reporting Person. Alset Acquisition Sponsor, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,567,030(1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 2,567,030(1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,567,030(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.4% (2)
14	Type of Reporting Person CO

(1)	Includes 2,330,155 shares and warrants convertible into 236,875 shares of the Issuer’s common stock
(2)	Based on 22,257,838 shares of the Issuer’s common stock outstanding as of November 20, 2024.

Explanatory Note

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D/A filed on October 1, 2024 (the “Schedule 13D”) by Alset Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), Heng Fai Ambrose Chan, Alset Inc., a Texas company, and Alset International Limited, a company registered in Singapore (the “Reporting Persons”) relating to the Common Stock of HWH International Inc. (formerly, known as Alset Capital Acquisition Corp., and herein after referred to as the “Issuer”). This Amendment is made for the purposes of reporting that Alset Inc. entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Alset International Limited. Pursuant to the Stock Purchase Agreement, Alset Inc. has purchased 6,500,000 shares (the “Shares”) of the Issuer. As consideration for the Shares, Alset Inc. issued a secured promissory note to Alset International Limited in the original principal amount of $4,095,000.00 (the “Promissory Note”). The closing of the purchase of the Shares was contingent upon the approval of the stockholders of Alset International Limited and the satisfaction of other closing conditions. The purchase closed on November 20, 2024.

Information reported in the Schedule 13D/A remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D/A. All references in the Schedule 13D/A and this Amendment shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

SCHEDULE 13D

This Schedule 13D/A is filed on behalf of Alset Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), Alset International Limited, a Singapore company, Alset Inc., a Texas corporation, and Heng Fai Ambrose Chan (collectively, the “Reporting Persons”).

Item 1.	Security and Issuer

Securities disposed of: Common Stock, $0.0001 par value

Issuer:	HWH International Inc. (formerly known as Alset Capital Acquisition Corp., referred to herein as the “Issuer”),
4800 Montgomery Lane, Suite 210
Bethesda, MD 20814

Item 2.	Identity and Background

(a) This statement is filed by:

(i)	Heng Fai Ambrose Chan is the Chief Executive Officer of both Alset Inc. and Alset International Limited, and is the majority stockholder of Alset Inc., which is the majority stockholder of Alset International Limited. Alset Inc. and Alset International Limited own the sole member of the Sponsor. Mr. Chan may be deemed to share beneficial ownership of the securities held of record by Alset Inc., Alset International Limited and the Sponsor, in addition to 13,000 shares he personally owns, for a total of 19,514,567 shares of the Issuer’s common stock. Mr. Chan disclaims any such beneficial ownership except to the extent of his pecuniary interest.

(ii)	Alset Inc. may be deemed to share beneficial ownership of the securities held of record by Alset International Limited and the Sponsor for a total of 19,501,567 shares of the Issuer’s common stock.

(iii)	Alset International Limited owns 9,958,347 shares of the Issuer’s common stock.

(iv)	The Sponsor owns 2,330,155 shares and warrants convertible into 236,875 shares of the Issuer’s common stock.

All disclosures herein with respect to any Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The business address for Alset Inc. and Alset Acquisition Sponsor, LLC is 4800 Montgomery Lane, Suite 210, Bethesda, MD 20814. The business address for Mr. Chan and Alset International Limited is 9 Temasek Boulevard #16-04, Suntec Tower Two, Singapore 038989

(c)	The Sponsor’s principal business is to act as the Issuer’s sponsor in connection with the IPO (as defined below) and business combination. Alset Inc. is a diversified holding company. Alset International Limited is a Singapore-based holding company with interests in a variety of subsidiaries across several business sectors. Mr. Chan is the Chairman and Chief Executive Officer of Alset Inc. and Alset International Limited.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Chan is a citizen of the Republic of Singapore. Alset Inc. is a Texas corporation. Alset International Limited is a Singapore company. The Sponsor is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

As previously reported in Alset Inc.’s current report on Form 8-K filed with the SEC on September 27, 2024, on September 26, 2024, Alset Inc. entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with one of Alset Inc.’s subsidiaries, Alset International Limited. Pursuant to the Stock Purchase Agreement, Alset Inc. has purchased 6,500,000 shares (the “Shares”) of the Issuer. As consideration for the Shares, the Company issued a secured promissory note to Alset International Limited in the original principal amount of $4,095,000.00 (the “Promissory Note”). The Promissory Note bears an interest rate of 5% per annum and a maturity date of September 26, 2026, and is secured by collateral specified in a security agreement (the “Security Agreement”), between Alset Inc. and Alset International Limited.

The closing of the transactions described herein was contingent upon the approval of the stockholders of Alset International Limited, and the satisfaction of other closing conditions. The transactions closed on November 20, 2024.

Item 4.	Purpose of the Transaction

Please refer to the disclosure provided in Item 3 above.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Shares beneficially owned by the Reporting Persons (on the basis of a total of shares) are as follows:

Heng Fai Ambrose Chan
a)		Amount beneficially owned: 19,514,567	Percentage: 86.8%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	13,000
	ii.	Shared power to vote or to direct the vote:	19,514,567
	iii.	Sole power to dispose or to direct the disposition of:	13,000
	iv.	Shared power to dispose or to direct the disposition of:	19,514,567

Alset Inc.
a)	Amount beneficially owned: 19,501,567	Percentage: 86.6%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	0
ii.	Shared power to vote or to direct the vote:	19,501,567
iii.	Sole power to dispose or to direct the disposition of:	0
iv.	Shared power to dispose or to direct the disposition of:	19,501,567

Alset International Limited
a)	Amount beneficially owned: 9,958,347	Percentage: 44.7%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	0
ii.	Shared power to vote or to direct the vote:	9,958,347
iii.	Sole power to dispose or to direct the disposition of:	0
iv.	Shared power to dispose or to direct the disposition of:	9,958,347

Alset Acquisition Sponsor, LLC
a)		Amount beneficially owned: 2,567,030	Percentage: 11.4%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	2,567,030
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	2,567,030

Heng Fai Ambrose Chan has voting and dispositive power over the Shares held by Alset Inc., Alset International Limited and the Sponsor. As such, he may be deemed to have beneficial ownership of the Shares held directly by the Sponsor. Such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Shares during the 60 days preceding the date of this report, except (i) as described in Item 6 of this Schedule 13D/A which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stock Loan Agreement

Sponsor entered into an agreement effective January 30, 2024 (the “Agreement”), pursuant to which the Sponsor loaned a borrower (the “Borrower”) 347,220 shares of the Issuer’s common stock (the “Shares”). The Sponsor will retain the right to vote the Shares and receive any dividends paid on the Shares during the duration of the loan. The Borrower may not sell, lend or transfer the Shares. The Borrower has agreed not to buy, sell or short any securities of the Issuer for a period of one year from the date of the Agreement.

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Stock Purchase Agreement dated September 26, 2024, between the Company and Alset International Limited., incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed with the SEC on September 27, 2024.
Exhibit 10.2	Promissory Note dated September 26, 2024, incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed with the SEC on September 27, 2024.
Exhibit 10.3	Security Agreement dated September 26, 2024, between the Company and Alset International Limited, incorporated by reference to Exhibit 10.3 to the Company’s current report on Form 8-K filed with the SEC on September 27, 2024.
Exhibit 99.1	Joint Filing Agreement, by and between the Reporting Persons, dated January 19, 2024, incorporated by reference to Exhibit 99.1 to Schedule 13D/A filed by the Reporting Persons with the SEC on January 19, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alset Inc.

Date: November 22, 2024	By:	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Chief Executive Officer

Alset International Limited

Date: November 22, 2024	By:	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Chief Executive Officer

Alset Acquisition Sponsor, LLC

Date: November 22, 2024	By:	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Chief Executive Officer of Alset SPAC Group Inc., its Sole Member

Date: November 22, 2024		/s/ Heng Fai Ambrose Chan
Heng Fai Ambrose Chan